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Pricing Supplement No. 3 Dated September 5, 2002 (To Prospectus Dated June 23, 2000 and Prospectus Supplement Dated June 23, 2000)	Rule 424(b)(2) Registration Statement No. 333-36614

U.S. $250,000,000

PEPSIAMERICAS, INC.

Medium-Term Notes, Series C

Currency or Currency Units (if other than U.S. dollars): N.A.	If Floating Rate Note: N.A.
Issue Date: September 12, 2002	☐ CD Rate Note ☐ CMT Rate Note
Maturity Date: September 12, 2007	☐ Commercial Paper Rate Note ☐ Federal Funds Rate Note
Public Offering Price (%): 99.640	☐ LIBOR Note
☐ LIBOR Telerate
Discount or Commission (%): 0.600	☐ LIBOR Reuters
☐ Prime Rate Note
Proceeds to PepsiAmericas: $247,600,000	☐ Treasury Rate Note
Original Issue Discount Security: Yes: ☐ No: ☒	Initial Interest Rate: __________
If Fixed Rate Note:	If CD Rate Note, Commercial Paper Rate Note, Federal Funds Rate Note, LIBOR Note Prime Rate Note or Treasury Rate Note: N.A.
Interest Rate: 3.875%
Interest Payment Date(s) (if different from dates set forth in the Prospectus Supplement): March 12 and September 12 of every year, commencing March 12, 2003	Index Maturity: __________
Spread: __________
Record Date(s) (if different from dates set forth in the Prospectus Supplement): March 1 and September 1	Spread Multiplier: __________
If Note is Denominated in a Currency or Currency Unit Other than U.S. Dollars: N.A.	Maximum Interest Rate, if any: __________
Minimum Interest Rate, if any: __________
Payment by Holder of Purchase Price in:
☐ Specified Currency	Interest Reset Dates: __________
☐ U.S. Dollars
If Payable in U.S. Dollars, Exchange Rate Applicable to Purchase Price: U.S. $1.00 = _________	Interest Determination Dates: __________
Calculation Dates: __________
Payments to Holder of Principal and any Premium and Interest in:	Calculation Agent: __________
☐ U.S. Dollars (with an election by the holder to receive payments in the Specified Currency)	Interest Payment Dates(s): __________
☐ Specified Currency (with no election by the holder to receive payments in U.S. dollars)	Record Date(s): __________
If Redeemable at the Option of PepsiAmericas:	If Repayable at the Option of the Holder: N.A.
Redemption Date(s): See Annex A	Repayment Date(s): __________
Redemption Price (%): See Annex A	Repayment Price (%): __________
Notice Period: See Annex A	Notice Period: __________

Type of Sale:	If Principal Offering, Reoffering At:
☐ As Agent	☐ Varying prices related to prevailing market prices at the time of sale
☒ As Principal	☒ Fixed public offering price of 99.640% of Principal Amount
Annex Attached: Yes: ☒ No: ☐

Annex A

USE OF PROCEEDS

        We intend to use our net proceeds from the sale of the Notes to repay outstanding commercial paper maturing within 10 days and having an average interest rate of 1.9% as of September 5, 2002 and for other general corporate purposes.

CERTAIN TERMS OF THE NOTES

        The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith supercedes, the description of the general terms and provisions of our Medium-Term Notes, Series C set forth under "Description of the Notes" in the prospectus supplement and under "Description of the Debt Securities" in the prospectus. Capitalized terms used but not defined herein have the meanings specified in the prospectus supplement, the prospectus and/or the indenture governing the Notes.

Optional Redemption

        The Notes will be redeemable in whole or in part, at our option at any time, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the greater of:

    •
    100% of the principal amount of the Notes; or

    •
    the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points.

        We will also pay the accrued and unpaid interest on the Notes to the redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before the redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if that release (or any successor release) is not available or does not contain those prices on that business day, the arithmetic average of the Reference Treasury Dealer Quotations for the redemption date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means Banc of America Securities LLC, Banc One Capital Markets, Inc., BNY Capital Markets, Inc., J.P. Morgan Securities Inc., Salomon Smith Barney Inc. and Wachovia Securities, Inc. and their respective successors. If any of the Reference Treasury Dealers ceases to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we may substitute another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day before the redemption date.

UNDERWRITING

        Subject to the terms and conditions specified in a distribution agreement, dated June 23, 2000, and a terms agreement, dated September 5, 2002, among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters severally has agreed to purchase from us, the principal amount of Notes set forth opposite its name below. The distribution agreement provides that the underwriters will be obligated to purchase all of the Notes if any are purchased.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$87,500,000
Salomon Smith Barney Inc.	87,500,000
Banc of America Securities LLC	37,500,000
Banc One Capital Markets, Inc.	12,500,000
BNY Capital Markets, Inc.	12,500,000
Wachovia Securities, Inc.	12,500,000

Total	$250,000,000

        The underwriters propose to offer the Notes to the public at the public offering price specified on the cover page of this pricing supplement and to the dealers at that price less a concession of no more than .35% of the principal amount of the Notes. The underwriters may allow, and the dealers may reallow, a discount of no more than .25% of the principal amount of the Notes to other dealers. The public offering price, concession and discount may be changed after the offering of the Notes to the public.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $150,000.

        Banc One Capital Markets, Inc. is an affiliate of Bank One Trust Company, National Association, the trustee under the Indenture governing the Notes.

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  Annex A